EXHIBIT 99.1

associated
estates
communities

service satisfaction value

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

For more information regarding the content
of this news release, please contact:
Barbara Hasenstab
216-797-8798

For Immediate Release

News Release No.:   03-07
Release Date: July 31, 2003

ASSOCIATED ESTATES REALTY CORPORATION ANNOUNCES SECOND QUARTER RESULTS

Cleveland, Ohio - July 31, 2003 - Associated Estates Realty Corporation (NYSE: AEC) today reported a loss of $0.27 per common share (basic and diluted) for the second quarter ended June 30, 2003 compared with earnings of $0.27 per common share (basic and diluted) for the second quarter ended June 30, 2002. The results for the second quarter ended June 30, 2003 include a gain of $450,000, or $0.02 per share, on the sale of a joint venture property. This gain is included in the "Equity in net loss of joint ventures" in the Company's financial statements. The results for the second quarter ended June 30, 2002 include a net gain on property sales of $7,842,000, or approximately $0.40 per share.

Funds from operations (FFO) for the quarter were $0.15 per common share (basic and diluted) compared with $0.29 per common share (basic and diluted) for the second quarter of 2002. A reconciliation of net income to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished to the Securities and Exchange Commission on Form 8-K with this earnings release.

Total revenues for the second quarter of 2003 were $38,818,000 compared with $41,700,000 in the second quarter of 2002, a decline of 6.9 percent. The decline in revenues primarily reflects the loss of fees and reimbursements associated with the loss of management and advisory contracts for 11 properties in October 2002, and, to a lesser extent, the impact of the weak apartment market.

Segment detail as well as performance by region for the Company's same-store portfolio is included in the Company's supplemental information.

First Half Results

For the six months ended June 30, 2003, the Company reported a loss of $0.55 per common share (basic and diluted) compared with earnings of $0.14 per common share (basic and diluted) for the six months ended June 30, 2002. The results for the first half ended June 30, 2003 include a gain of $450,000, or approximately $0.02 per share, on the sale of a joint venture property. This gain is included in the "Equity in net loss of joint ventures" in the Company's financial statements. The results for the first half ended June 30, 2002 include a net gain on property sales of $8,097,000, or approximately $0.42 per share.

FFO for the first six months of 2003 were $0.30 per common share (basic and diluted) compared with $0.58 per common share (basic and diluted) for the comparable period of 2002.

Total revenues for the first six months of 2003 were $76,955,000 compared with $81,838,000 for the first six months of 2002. The decline in revenues primarily reflects the loss of fees and reimbursements associated with the loss of management and advisory contracts for 11 properties in October 2002, and, to a lesser extent, the impact of the weak apartment market.

associated estates communities

service satisfaction value

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

Same Store Portfolio

Revenues for the second quarter 2003 attributable to the Company's same store (market-rate) portfolio declined 2.9 percent, and total property operating expenses for the same store (market-rate) portfolio increased 8.1 percent. Net operating income (NOI) declined 12.4 percent compared with the second quarter a year ago. A reconciliation of net operating income to net income is included in the Company's supplemental information.

The average quarterly rent per unit for the same store (market-rate) properties increased 0.4 percent to $817, while the average net collected rent declined 3.1 percent to $679. Rent concessions averaged $463 per new unit leased. Physical occupancy was 92.1 percent at the end of the quarter compared with 92.9 percent at the end of the second quarter of 2002.

The decline in revenues reflects a decline in economic occupancy of 3.0 percentage points compared with the second quarter of 2002. Property operating expenses increased $1,509,000 in the second quarter compared with the comparable quarter a year ago. The increase is primarily attributable to additional taxes resulting from increases in assessed property values and millage rate increases at certain properties and increased insurance rates totaling $783,000, as well as increases in repairs and maintenance (primarily unit painting and other turn costs) and other operating expenses (primarily resident background screening, employee training and referral fees).

On a sequential quarterly basis, same store (market-rate) revenues increased 2.6 percent, total property operating expenses increased 5.0 percent, and NOI increased 0.2 percent compared with the first quarter of 2003. On a sequential quarterly basis, the average quarterly rent per unit for the same store (market-rate) properties declined 0.8 percent, while the average net collected rent per unit increased 2.3 percent. Physical occupancy improved 2.4 percentage points compared with the first quarter of 2003.

Acquisitions, Developments and Dispositions

Phase II of a joint venture in Atlanta, Georgia, consisting of 535 units, is currently in lease up and is 71.2 percent occupied. Phase I, consisting of 308 units, is currently 92.9 percent occupied.

A 288-unit joint venture development in Orlando, Florida, was recently completed. Leasing activity has been very strong, and stabilized occupancy (93 percent) is targeted for the first quarter of 2004.

Financing Activity

In the second quarter of 2003, the Company paid off two loans, which were secured by property-specific mortgages totaling $5 million with an average interest rate of 8.5 percent. The Company replaced those loans with $9.4 million of project-specific debt at an average interest rate of 3.2 percent. The Company incurred $339,000 of prepayment penalties in connection with the prepayment of these mortgage loans, which is included in interest expense for the quarter.

In July, the Company replaced a $20 million LIBOR-based secured line of credit with a new $15 million three-year, LIBOR-based secured line of credit. The Company also extended the maturity date on a $14 million line of credit for one year to December 31, 2004. Approximately $18 million is currently available for borrowing under the combined lines of credit.

Outlook

"We are pleased with the occupancy gains we have experienced over the past few months, and we expect the trend to continue," said Jeffrey I. Friedman, Chairman, President and CEO. "Combining our anticipated occupancy gains with seasonally lower expenses and a moderating of rent concessions, we expect higher FFO per share for the second half of 2003 compared with the first half of the year. "



Safe Harbor Statement

This news release contains forward-looking statements. Historical results and percentage relationships set forth in the Consolidated Statements of Operations contained in the financial statements, including trends which might appear, should not be taken as indicative of future operations. This news release may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment ("HAP") contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, and real estate tax valuation reassessments; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks of construction including cost overruns, contractor defaults and contractor delays.

Company Profile

Associated Estates Realty Corporation, one of the largest multifamily property owners in the United States, is a real estate investment trust ("REIT") headquartered in Richmond Heights, Ohio, a suburb of Cleveland. MIG Realty Advisors, the Company's investment advisor affiliate, is structured to provide real estate investment management services to a variety of constituents, including advisory clients, co-investment partners and third party owners. The Company currently directly or indirectly owns, manages, or is a joint venture partner in 109 multifamily properties containing a total of 25,426 units located in 12 states.

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

ASSOCIATED ESTATES REALTY CORPORATION				
Financial Highlights				
(in thousands, except per share data)				
	For the Three Months Ended June 30,		For the Six Months Ended June 30,	
	2003	2002	2003	2002
Total revenue	$ 38,818	$ 41,700	$ 76,955	$ 81,838
Net (loss) income	(3,884)	6,571	(7,866)	5,405
Net (loss) income applicable to common shares [1]	$ (5,256)	$ 5,200	$ (10,609)	$ 2,663
Add: Depreciation - real estate assets	8,040	7,978	16,055	15,883
Depreciation - real estate assets - joint ventures	384	288	655	627
Amortization of joint venture deferred costs	19	-	28	-
Amortization of intangible assets	78	92	156	233
Less: Gain on sale - joint ventures	(450)	-	(450)	-
Gain on disposition of properties	-	(7,842)	-	(8,097)
Funds from operations (FFO)[2]	2,815	5,716	5,835	11,309
Add: Depreciation - other assets	632	529	1,233	1,052
Depreciation - other assets - joint ventures	53	26	139	59
Amortization of deferred financing fees	295	304	587	628
Amortization of deferred financing fees - joint ventures	26	10	44	16
Less: Fixed asset additions	(1,446)	(2,311)	(3,059)	(3,790)
Fixed asset additions - joint ventures	(41)	(22)	(44)	(129)
Funds available for distribution (FAD) [3]	$ 2,334	$ 4,252	$ 4,735	$ 9,145
Per share:				
Net (loss) income applicable to common shares - Basic [1]	(0.27)	0.27	(0.55)	0.14
Net (loss) income applicable to common shares - Diluted [1]	(0.27)	0.27	(0.55)	0.14
Funds from operations - Basic [2]	0.15	0.29	0.30	0.58
- Diluted [2]	0.15	0.29	0.30	0.58
Dividends per share	0.17	0.25	0.34	0.50
Weighted average shares outstanding - Basic	19,404	19,475	19,393	19,457
- Diluted	19,404	19,475	19,393	19,457

(1) After dividends of $1,372, $1,371, $2,743 and $2,742, equivalent to $0.07, $0.07, $0.14 and $0.14 per common share, respectively, for the three and six months ended June 30, 2003 and 2002, respectively, on the Company's 2,250,000 depositary shares each representing 1/10 of a share of 9-3/4% Class A Cumulative Redeemable Preferred Shares (the "Perpetual Preferred Shares").

(2) The Company defines Funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted however, that certain other real estate companies may define FFO in a different manner.

(3) Funds available for distribution (FAD) is net of the fixed asset additions for construction and investment capital and only reflects our pro rata share of recurring joint venture capital additions.

Should you have any questions concerning this release, please contact: Barbara E. Hasenstab, Vice President of Investor Relations and Corporate Communications, 216-797-8798 or IR@aecrealty.com. The full text and supplemental schedules of this press release are available on AEC's home page at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372, ext. 8752. AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations "News" section of www.aecrealty.com